Exhibit 4.26

PARTICIPATION FEE LETTER

Gold Fields Limited

(as the Parent and as agent for and on behalf of the Original Borrowers)

150 Helen Road

Sandton, 2196

Johannesburg

South Africa

For the attention of:

6 May 2009

Dear Sirs

USD$311,000,000 Credit Facility Agreement

We refer to the credit facility agreement to be entered into on 6 May 2009 between, amongst others, GFI Mining South Africa (Proprietary) Limited, Gold Fields Operations Limited and Gold Fields Orogen Holding (BVI) Limited as borrowers, Gold Fields Limited (the “Parent”) and certain wholly owned subsidiaries of the Parent as guarantors, ABN AMRO Bank N.V., Johannesburg Branch, Bank of China Limited, Bank of Montreal Ireland plc, Barclays Capital, Citibank, N.A., London Branch, Commonwealth Bank of Australia, J.P. Morgan plc, Scotiabank Europe plc and Standard Chartered Bank as arrangers, Barclays Bank PLC as agent and the financial institutions named in the Facility Agreement as Lenders incorporating a dollar revolving loan facility with a term out option in an aggregate amount up to USD$311,000,000 (the “Facility Agreement”). This letter is a “Fee Letter” as defined in the Facility Agreement.

1.	Terms defined in the Facility Agreement and not otherwise defined herein shall have the same meanings when used in this letter.

2.	We confirm that the aggregate amount of the participation fee referred to in Clause 11.2 (Participation fee) of the Facility Agreement (the “Participation Fee”) is USD$3,110,000 being 100 basis points on the respective amounts contributed by the Lenders.

3.	The Participation Fee will be payable to the Agent on the date of signing of the Facility Agreement and will be paid to the Lenders based on their respective contributions.

4.	The Participation Fee referred to in paragraph 2 above is payable by you to the Agent for the account of the Lenders:

(a)	in immediately available, freely transferable, cleared funds to our account at Barclays Bank PLC, New York with SWIFT: BARCUS33, account number 050 036211 and account name Loan Operations Agency re: Gold Fields / Participation Fee; and

(b)	in full, without any set-off, deduction or withholding of any kind.

5.	This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

6.	This letter is a Finance Document for the purposes of the Facility Agreement.

7.	This letter and any non-contractual obligations arising in connection with it are governed by English law.

8.	Jurisdiction

8.1.1	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this letter (including a dispute regarding the existence, validity or termination of this letter or any non-contractual obligations arising out of or in connection with it) (a “Dispute”).

8.1.2	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

8.1.3	This paragraph 8 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

Please confirm your agreement with the above by signing where indicated below.

Yours faithfully

THE LENDERS

ABN AMRO Bank N.V., Johannesburg Branch

/s/ Megan Smith; /s/ Sandra Holiston

Bank of China Limited

Bank of Montreal Ireland plc

/s/ Neil Ward

Barclays Bank plc

Citibank, N.A., London Branch

Commonwealth Bank of Australia

JPMorgan Chase Bank, N.A.

Scotiabank Europe plc

Standard Chartered Bank

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

We agree to the above:

/s/ Paul Andy Schmidt

For and on behalf of Gold Fields Limited (as the Parent and agent for and on behalf of the Original Borrowers)

Dated: May 2009